

January 28, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Roundhill ETF Trust
Issuer CIK: 0001976517
Issuer File Number: 333-273052 / 811-23887
Form Type: 8-A12B
Filing Date: January 28, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Roundhill Uranium ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications

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